CAPGEN FINANCIAL

280 PARK AVENUE, 40 WEST  •  NEW YORK, NEW YORK  10017

TELEPHONE: (212) 542-6868  •  FACSIMILE: (212) 542-6879

April 9, 2010

Mr. Dennis S. Hudson, III Seacoast Banking Corporation of Florida 815 Colorado Avenue Stuart, Florida 34994	CONFIDENTIAL
Re:  $250 million Capital Raise

Dear Denny:

This letter confirms our discussions and agreements with Seacoast Banking Corporation of Florida (the “Company”) regarding the Company’s current $250 million securities offering comprised of a $200 million to $220 million offering that is contingent upon being qualified as a bidder for and winning the bid for the Target Institution referred to in the draft investment agreement for the offering (the “Contingent Offering”) and a $30 million to $50 million related non-contingent offering (the “Non-Contingent Offering”, and collectively with the Contingent Offering, the “Offerings”) as described in the Company’s investor presentation and draft agreements (“Offering Materials”) that you have provided us.  Whether or not the Contingent Offering is closed, CapGen Capital Group, III LP (“CapGen”)  commits to purchase, and you agree to issue to CapGen, between $10 million and $30 million of Mandatorily Convertible Non-Cumulative Non-Voting Preferred Stock, Series B (“Series B Preferred Stock”, and together with the Series C Preferred Stock, “Convertible Preferred Stock”) in the Non-Contingent Offering, with the exact amount to be the maximum amount (the “Series B Preferred Stock Purchase Amount”) as would be permissible to preserve the Company’s existing net operating losses without incurring a change of control for purposes of Section 382 of the Internal Revenue Code of 1986, as amended.  Alternatively, in the Contingent Offering, CapGen commits to purchase an aggregate of $50 million of Convertible Preferred Stock (the “Contingent Purchase Amount”) consisting of the Series B Preferred Stock Purchase Amount with the balance of the Contingent Purchase Amount in Mandatorily Convertible Non-Cumulative Non-Voting Preferred Stock, Series C (“Series C Preferred Stock”), all subject to the closing of the Contingent Offering.  Our agreements contained herein will be subject to the conditions set forth in the draft investment agreement provided to us and related documents except as contemplated hereby and will also be subject to our receipt of the required regulatory approval for such investments and will be funded upon call from our investors on not more than 10 days’ notice following receipt of the requisite regulatory approval.

Assuming execution of definitive documents as contemplated herein, we irrevocably agree to vote all our shares of Company common stock in favor of the conversion of any Convertible Preferred Stock issued in the Offerings and in favor of authorizing additional shares of common stock to permit the conversion of the Convertible Preferred Stock in full. We

Mr. Dennis S. Hudson, III
April 9, 2010

acknowledge that the agreements contained in this letter agreement will satisfy our preemptive rights with respect to the securities offerings contemplated hereby.

Your execution of this letter agreement in the space below confirms your agreement with the terms hereof.

Yours very truly, By: /s/ John P. Sullivan Name: John P. Sullivan Title: Managing Director

cc:	Scott Clark
Sandler O’Neill & Partners, L.P.

Understood and agreed by the undersigned thereunto duly authorized Seacoast Banking Corporation of Florida By: /s/ Dennis S. Hudson, III Dennis S. Hudson, III Chairman and CEO